SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Norwegian Cruise Line Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G66721 10 4
(CUSIP Number)

Blondel So King Tak Executive Vice President, Corporate Services Genting Hong Kong Limited c/o Suite 1501, Ocean Centre 5 Canton Road Kowloon, Hong Kong, People’s Republic of China +852-2378-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G66721 10 4	13D	Page 2 of 14 Pages

1		NAMES OF REPORTING PERSONS Star NCLC Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,569,334 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,569,334 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,569,334 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on a total of 228,528,661 Ordinary Shares (as defined herein) outstanding as of February 26, 2015 as reported in the Final Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on March 7, 2015.

CUSIP No. G66721 10 4	13D	Page 3 of 14 Pages

1		NAMES OF REPORTING PERSONS Genting Hong Kong Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,569,334 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,569,334 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,569,334 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on a total of 228,528,661 Ordinary Shares outstanding as of February 26, 2015 as reported in the Final Prospectus Supplement filed by the Issuer with the Commission on March 7, 2015.

.

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D filed on February 4, 2013, as amended and supplemented by Amendment No. 1 filed on August 16, 2013, Amendment No. 2 filed on December 9, 2013, Amendment No. 3 filed on December 31, 2013, Amendment No. 4 filed on March 10, 2014 and Amendment No. 5 filed on November 21, 2014 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) by Star NCLC Holdings Ltd. (“Star NCLC”) and Genting Hong Kong Limited (“Genting HK”) with respect to the Ordinary Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second and fourth paragraphs of Item 2 of the Original Schedule 13D in its entirety as follows:

“Star NCLC, a wholly-owned subsidiary of Genting HK, is the record owner of an aggregate of 50,569,334 Ordinary Shares (the “Genting Shares”).  The Ordinary Shares reported as beneficially owned by each Reporting Person include only those Ordinary Shares over which such person may be deemed to have voting or dispositive power.”

“As of February 26, 2015, the principal shareholders of Genting HK are: Golden Hope Limited (“GHL”) as trustee of the Golden Hope Unit Trust (“GHUT”) – 49.84%, and Genting Malaysia Berhad (“GENM”) – 17.81%.  GHL is a company incorporated in the Isle of Man acting as trustee of GHUT, a private unit trust which is held directly and indirectly by First Names Trust Company (Isle of Man) Limited, as trustee of a discretionary trust, the beneficiaries of which are Tan Sri Lim Kok Thay and certain members of his family (the “Lim Family”). GENM is a Malaysian company listed on the Main Market of Bursa Malaysia Securities Berhad in which Parkview Management Sdn Bhd, as trustee of a discretionary trust, the beneficiaries of which are the Lim Family, has a substantial indirect beneficial interest. As a result, an aggregate of 67.65% of Genting HK’s outstanding shares is owned by GENM and GHL as trustee of GHUT, directly or indirectly, as of February 26, 2015.”

Item 4.  Purpose of Transaction

This Amendment amends Item 4 of the Original Schedule 13D by inserting the following before the paragraph titled “General”:

“Resale Offering (March 2015)

On March 5, 2015, the Issuer, Star NCLC and the TPG Funds entered into an underwriting agreement (the “March 2015 Resale Offering Underwriting Agreement”) with UBS Securities LLC (the “March 2015 Resale Offering Underwriter”), pursuant to which, among other things, Star NCLC agreed to sell, and the March 2015 Resale Offering Underwriter agreed to purchase, 6,250,000 Ordinary Shares at a price of $50.76 per Ordinary Share (the “March 2015 Resale Offering”). The March 2015 Resale Offering was made pursuant to the Shelf Registration Statement.

The March 2015 Resale Offering closed on March 11, 2015.

Resale Offering Lock-Up Agreement (March 2015)

In connection with the March 2015 Resale Offering, Star NCLC agreed pursuant to a lock-up agreement (the “March 15 Resale Offering Lock-Up Agreement”), subject to certain exceptions, not to, directly or indirectly, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, or file (or participate in the filing of) a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any of the Ordinary Shares, any other securities of the Issuer that are substantially similar to the Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase or subscribe for the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares or any other securities of the Issuer that are substantially similar to Ordinary Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii), for a period beginning on the date of such Lock-Up Agreement and continuing for 45 days after the date of the March 2015 Resale Offering Underwriting Agreement, except with the prior written consent of the March 2015 Resale Offering Underwriter provided, that Genting HK may publish and dispatch, subject to certain conditions, (A) a circular, a notice of general meeting and a proxy form (including any related supplemental documents) in relation to a specific mandate that Genting HK may seek from its shareholders to authorize its board of directors to effect future disposals of the Ordinary Shares (the “Shareholder Consent”) pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (B) any announcement in Hong Kong for the purpose of obtaining the Shareholder Consent.”

This Amendment amends and restates the last paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

“References to and descriptions of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the Dec. 2013 Resale Offering Underwriting Agreement, the Dec. 2013 Resale Offering Lock-Up Agreement, the Feb. 2014 Resale Offering Underwriting Agreement and the Feb. 2014 Resale Offering Lock-Up Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Shareholders Agreement, the Lock-Up Agreement, the Resale Offering Underwriting Agreement, the Resale Offering Lock-Up Agreement, the Dec. 2013 Resale Offering Underwriting Agreement, the Dec. 2013 Resale Offering Lock-Up Agreement, the Feb. 2014 Resale Offering Underwriting Agreement and the Feb. 2014 Resale Offering Lock-Up Agreement, the Nov. 2014 Amendment to the Shareholder’s Agreement, March 2015 Resale Offering Underwriting Agreement and the March 2015 Resale Offering Lock-Up Agreement, which have been filed as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6, Exhibit 7, Exhibit 8, Exhibit 9, Exhibit 10, Exhibit 11 and Exhibit 12, respectively, and are incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates paragraphs 2 and 3 of Item 5 of the Original Schedule 13D as set forth below:

“(a)–(b) The following disclosure assumes that there are 228,528,661 Ordinary Shares outstanding as of February 26, 2015 as reported in the Final Prospectus Supplement filed by the Issuer with the Commission on March 7, 2015.

Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to beneficially own 50,569,334 Ordinary Shares of the Issuer, which constitutes approximately 22.1 % of the outstanding Ordinary Shares of the Issuer.”

Item 7. Material to Be Filed as Exhibits

1. Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

2. Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting HK, Star NCLC, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3. Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013) (the “Resale Offering Underwriting Agreement”).

5. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC and Genting HK filed with the Commission on August 16, 2013).

6. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013) (the “Dec. 2013 Resale Offering Underwriting Agreement”).

7. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2013 Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

8. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 10, 2014) (the “Feb. 2014 Resale Offering Underwriting Agreement”).

9. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Feb. 2014 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 9 to Amendment No. 4 to Schedule 13D filed by Star NCLC and Genting HK on March 10, 2014).

10. Amendment No. 1 to the Amended and Restated Shareholder’s Agreement, dated November 19, 2014, by and among by and among Norweigan Cruise Line Holdings, Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., TPG Viking AIV III, L.P., AIF VI Euro Holdings, L.P., AAA Guarantor – Co-Invest VII, L.P., AIF VII Euro Holdings, L.P., Apollo Alternative Assets, L.P., Apollo Management VI, L.P. and Apollo Management VII, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 20, 2014).

11. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 9, 2015).

12. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the March 2015 Resale Offering Underwriting Agreement and UBS Securities LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2015

STAR NCLC HOLDINGS LTD.

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Director

GENTING HONG KONG LIMITED

By: /s/ Blondel So King Tak
Name: Blondel So King Tak Title: Executive Vice President, Corporate Services and Authorized Person

Schedule A-1

Star NCLC Holdings Ltd. – Directors1

Name	Business Address	Present principal occupation or employment	Name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship

SO King Tak Blondel	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Executive Vice President, Corporate Services of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Chinese
Michael Alexander HACKMAN	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Executive Vice President – Marine Operations & New Ship Building	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Australian

_____________________

1 Star NCLC has no Executive Officers.

Schedule A-2

Genting Hong Kong Limited – Directors and Executive Officers

Name	Business Address	Present principal occupation or employment	Name, principal business and address of any corporation or other organization in which such employment is conducted	Citizenship

LIM Kok Thay	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Chairman, Chief Executive Officer and Acting-President of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Chairman and Chief Executive of Genting Berhad	Genting Berhad (Investment holding and management company) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Chairman and Chief Executive of Genting Malaysia Berhad	Genting Malaysia Berhad (Provision of leisure and hospitality services) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Director and Chief Executive of Genting Plantations Berhad	Genting Plantations Berhad (Plantation, investment holding and provision of management services to its subsidiaries) 10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	10 Sentosa Gateway, Resorts World Sentosa, Singapore 098270	Executive Chairman of Genting Singapore PLC	Genting Singapore PLC (Investment holding company) 10 Sentosa Gateway, Resorts World Sentosa, Singapore 098270
SMITH Alan Howard	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Deputy Chairman and Independent Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	British
LIM Keong Hui	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Executive Director, Executive Director – Chairman’s Office and Chief Information Officer of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Non-Independent Executive Director, Executive Director – Chairman’s Office and Chief Information Officer of Genting Berhad	Genting Berhad (Investment holding and management company) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Non-Independent Executive Director and Chief Information Officer of Genting Malaysia Berhad	Genting Malaysia Berhad (Provision of leisure and hospitality services) 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
	10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Non-Independent Executive Director and Chief Information Officer of Genting Plantations Berhad	Genting Plantations Berhad (Plantation, investment holding and provision of management services to its subsidiaries) 10th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia
LAM Wai Hon Ambrose	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Independent Non-executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	British
	Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Chief Executive Officer of Investec Capital Asia Limited	Investec Capital Asia Limited (Corporate finance advisory and equities businesses) Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
	Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong	Country Head for China & Hong Kong of Investec Group	Investec Group (Corporate finance advisory, equities businesses and investment) Suite 3609, 36/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
	31/F., Top Glory Tower, 262 Gloucester Road, Causeway Bay, Hong Kong	Independent Non-executive Director of China Agri-Industries Holdings Limited	China Agri-Industries Holdings Limited (Production, processing and distribution of agricultural products and related businesses) 31/F., Top Glory Tower, 262 Gloucester Road, Causeway Bay, Hong Kong
Justin TAN Wah Joo	Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Non-Executive Director of Genting Hong Kong Limited	Genting Hong Kong Limited (Cruise line operations and investment holdings) Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong	Malaysian

INDEX TO EXHIBITS

1. Joint Filing Agreement dated as of February 1, 2013, by and between the Reporting Persons (previously filed with the Commission as Exhibit 1 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

2. Shareholders’ Agreement, dated as of January 24, 2013, by and among Norwegian Cruise Line Holdings Ltd., Genting HK, Star NCLC, AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P. and TPG Viking AIV III, L.P., and the other shareholders that become a party from time to time (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on January 30, 2013 (File No. 001-37584)).

3. Form of Lock-Up Agreement, by and among UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters, together with the other Underwriters named in Schedule A to the Underwriting Agreement referred to therein, and Star NCLC (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by Star NCLC and Genting HK on February 4, 2013).

4. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to Form S-1 Registration Statement of Norwegian Cruise Line Holdings Ltd. filed with the Commission on August 7, 2013).

5. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 5 to Amendment No. 1 to Schedule 13D of Star NCLC and Genting HK filed with the Commission on August 16, 2013).

6. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters listed in Schedule A thereto (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

7. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Dec. 2013 Resale Offering Underwriting Agreement and UBS Securities LLC and Barclays Capital Inc., as Managing Underwriters and representatives of the several underwriters (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D filed by Star NCLC and Genting HK on December 9, 2013).

8. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 10, 2014) (the “Feb. 2014 Resale Offering Underwriting Agreement”).

9. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the Feb. 2014 Resale Offering Underwriting Agreement and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 9 to Amendment No. 4 to Schedule 13D filed by Star NCLC and Genting HK on March 10, 2014).

10. Amendment No. 1 to the Amended and Restated Shareholder’s Agreement, dated November 19, 2014, by and among by and among Norweigan Cruise Line Holdings, Ltd., Genting Hong Kong Limited, Star NCLC Holdings Ltd., AAA Guarantor Co-Invest VI (B), L.P., AIF VI NCL (AIV), L.P., AIF VI NCL (AIV II), L.P., AIF VI NCL (AIV III), L.P., AIF VI NCL (AIV IV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., TPG Viking AIV III, L.P., AIF VI Euro Holdings, L.P., AAA Guarantor – Co-Invest VII, L.P., AIF VII Euro Holdings, L.P., Apollo Alternative Assets, L.P., Apollo Management VI, L.P. and Apollo Management VII, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on November 20, 2014).

11. Form of Underwriting Agreement, by and among Norwegian Cruise Line Holdings Ltd., the selling stockholders named in Schedule C thereto and UBS Securities LLC (incorporated by reference to Exhibit 1.1 to Form 8-K of Norwegian Cruise Line Holdings Ltd. filed with the Commission on March 9, 2015).

12. Form of Lock-Up Agreement, by and among each person listed in Exhibit A-1 to the March 2015 Resale Offering Underwriting Agreement and UBS Securities LLC.